HILLIPS – VAN HEUSEN CORPORATION ANNUAL REPOR

Contents

Financial Highlights

Net Sales (in millions of dollars)


01
1,432
00
1,456
99
1,271
1,000
1,100
1,200
1,300
1,400
1,500
1,600

Diluted Net Income Per Share (in dollars)


01
0.86
00
1.10
99
0.62
.00
.20
.40
.60
.80
1.00
1.20

Financial Highlights (in thousands, except per share)

	2001	2000	1999
Net Sales	$1,431,892	$1,455,548	$1,271,490
Net Income	24,120	30,100	16,873
Diluted Net Income Per Share	0.86	1.10	0.62

Note: 2001 excludes pre-tax restructuring and other charges of $21,000. Including such amount, net income and diluted net income per share was $10,680 and $0.38, respectively, in 2001.

To Our Fellow Shareholders:

Annually we look forward to updating you on the performance of our corporation for the past year. This year it is as if we are reporting on two years, not one: a year which preceded September 11th and a year which followed. To comment merely upon the business impact of the tragic events of that day would be superficial and wrong. Our lives have been forever changed as once again we have learned that extraordinarily friendly neighbors to our north and south and oceans to the east and west do not insulate us from world events and problems.

Unfortunately, this new millennium has begun with an awareness of the pain and degradation that can result from the apparently ageless issues of intolerance, bigotry, corruption and the black cloud of closed and undemocratic societies. Our collective hearts go out to the families who lost loved ones on that fateful day. We are extremely proud of the thousands of our associates who participated in the relief efforts. Many served food at Ground Zero. Innumerable fund-raising drives were held throughout the corporation to benefit the families of those affected. Needless to say, large quantities of apparel and footwear were distributed to those in need. We will never forget the expressions of sympathy and support that poured into our offices from around the world immediately following those horrific events. These thoughts support our fervent belief that at the core, the peoples of the world share a belief in and deserve pluralistic societies in which all can live in health and peace with an equal opportunity for security and financial success. We are committed to this and committed to the principle that, both personally and as business units, our actions can further this cause.

From a business perspective, a strong growth trend through the first half of the year for our businesses was seriously impacted by the disruptions which occurred following September 11th. Prior to September 11th, our Dress Shirt, Sportswear and Footwear and Related Products groups were all near or above plan and we continued to hold our earnings estimates, despite a difficult retail environment. The tragic events of September 11th, coupled with the already weakened retail environment, led our wholesale customers to uniformly cut open-to-buys for the balance of the year as they were determined to exit 2001 with lean inventories. These cancellations and the corresponding drop in reorders of core products substantially impacted all of our wholesale businesses, particularly dress shirts. Our own retail businesses were severely impacted by the significant slowdown in consumer travel to resort areas where many of our retail stores are located. Locations such as Orlando, Florida; Las Vegas, Nevada; and other destinations typically reached by air travel had more dramatic and longer lasting reductions in the number of visitors. It is a tribute to our management teams that we were able to limit the impact of these disruptions, working hard to control inventory exposure and maintain our cash flow. We emerged from 2001 with very clean inventories and positioned to resume our earnings growth.



How we emerged from 2001 substantiates our belief in our brand positioning, value proposition, product offerings, strong infrastructure and management teams that are second to none in the apparel and footwear industries. That we maintained our market share in dress shirts, continued the incredibly strong performance of our Sportswear group, particularly our Izod and Van Heusen brands, and accelerated the turnaround in our Footwear group in the face of this retail slowdown are a testament to everything that we have been doing over these past several years. We truly believe that, to a greater degree than ever before in the history of your company, our brands and product offerings are precisely what consumers are seeking in our entire range of categories and channels of distribution. What is it that consumers are demanding that we have become so adept at delivering? In a word: value.

Value is a concrete equation by which consumers measure their purchase decision and satisfaction with the products they have purchased. Regardless of the channel of distribution and whether it is a brand name, a private label or a designer image product, the consumer wants to know that they have received fashion and quality at an appropriate price. We have worked hard at building consumer confidence in all of our products, in all of our brands and in all channels of distribution. It is this commitment to value that we believe limited the disruption of the past year and set the stage for the future.

Despite the difficulties of 2001, there were still highlights and achievements to be noted:

The dress shirt market was severely pressured throughout 2001, but Van Heusen continued to be the best selling dress shirt brand in all channels of distribution, and Geoffrey Beene continued to be the best selling designer dress shirt in America. Arrow continued to re-establish itself as a counterpart to Van Heusen in the value department store channel of distribution and, excitingly, we were able to successfully launch an upper moderate priced Izod dress shirt line in the third quarter of 2001. Of course, our designer businesses continue to be enhanced with the prestigious DKNY and Kenneth Cole labels. We continued to deliver private label product with great value to retailers who chose to market their own brands as a complement to a national brand strategy. Our strategy of offering multiple brands and private label product targeted to different fashion tastes and to distribute product in most channels of distribution increases the likelihood that any consumer looking to buy a dress shirt in America will be buying a Phillips-Van Heusen product.



Mark Weber President and Chief Operating Officer

Sportswear continues as our engine of growth, as our brands have strengthened their positions in key channels of distribution and consumer segments. Izod has powerfully filled a previous void in the marketplace: the segment above private label and below designer collections. Izod's success has resulted in an expanding Izod presentation prominently featured on the main floors of department stores across the country. Izod is a casual, modern lifestyle brand. Van Heusen has established itself as the traditional counterpart to the more modernly-styled Izod. Van Heusen's fashionable, wrinkle-free products have made this brand one of the best-selling sportswear brands in America's department stores. Arrow sportswear product is proving to be an important branded opportunity for key retailers such as Kohl's, Sears and Mervyn's. These value-oriented retailers have identified Arrow as a true consumer brand that can deliver real value to their consumer. At the more fashion forward end of the spectrum, our Geoffrey Beene sportswear program continues its growth. Positioned at price points slightly above Izod and Van Heusen in department stores, this effort appears to be having some success in lateralizing the Geoffrey Beene name into sportswear. Finally, and importantly, retailers from Bloomingdales to Target to Wal-Mart are turning to us to provide them with sportswear produced under their own private label brands. Our success in this business is indicative that our capabilities and expertise are recognized broadly throughout the industry.

Our footwear business delivered improved earnings, continuing a turnaround trend that started in 2000, in spite of the difficult retail environment. While sales declined slightly, gross margin and EBIT grew significantly. Our Bass brand appeals to a broad range of consumers. It is a true American lifestyle brand that is at once casual and classic, modern and smart. The footwear infrastructure provides a solid basis for growing the Bass brand as well as the potential to support additional brands. In September 2001, we had the good fortune of welcoming Diane Sullivan, formerly President and Chief Operating Officer of The Stride Rite Corporation, to head our footwear operations. Diane is heading what we consider to be one of the finest footwear teams in the industry. We have great confidence in this management team and believe that they can make footwear a growth opportunity for your company.

"We truly believe that, to a greater degree than ever before in the history of your company, our brands and product offerings are precisely what consumers are seeking in our entire range of categories and channels of distribution."

One of your company's many strengths has been the effective sourcing of product across the globe. With the gradual elimination of import quotas now underway, we made the difficult decision in 2001 to close our owned Central American manufacturing facilities. The closings give us the flexibility to source goods throughout the world on a more cost-effective basis. The savings associated with these closings should be realized fully in 2003.

While we are focused on our financial performance, we believe that how we conduct business is just as critical. Indeed, we do not believe that any business entity can succeed financially without adherence to a set of core values that speaks to their business processes, work environments and opportunity for all those constituencies that derive their livelihoods from the operations of the corporation.

We are extremely proud that our beliefs as to how our products should be produced and in what environment is supporting employment and elevating the lives of people across the globe. Of great satisfaction is the strong interest thousands of our associates around the world have demonstrated in participating in the communities in which we live, work and operate. A special feature on their efforts is included in this report and we applaud them for these efforts.

This past year was a startling and sobering one for all of us. For many, it was a year of the most wrenching loss humanly imaginable. Others of us experienced great despair as we sought ways to support those who experienced very personal losses. Through it all, our thousands of associates came through for their communities and your company. Thanks to the team we have in place and an unmatched and balanced portfolio of some of the world's best brands, as well as an infrastructure to deliver those brands when, where, and how the consumer wants them, we will continue to succeed. We have emerged a stronger society and company as a result of this year's events. We express our appreciation to all in the Phillips-Van Heusen family for their efforts on behalf of our business strategy and for their support and participation in our core principles and beliefs.



Bruce J. Klatsky
Chairman and Chief Executive Officer



Mark Weber
President and Chief Operating Officer

Corporate Strategy at a Glance

Phillips-Van Heusen Corporation's business is comprised of three major product categories with distinct sales, design and marketing teams, all of which are supported by a leveraged infrastructure.

Product Categories and % to Total Business


0%
25%
50%
75%
100%
Dress Shirts
24%
Sportswear
50%
Footwear and Related Products
26%

Leveraged Infrastructure

Centralized Sourcing, Advertising, Information Technology, Logistics and Warehousing & Distribution


Dress Shirt Group
Design, Sales and Marketing
Sportswear Group
Design, Sales and Marketing
Footwear Group
Design, Sales and Marketing

Our brands are sold in multiple channels of distribution at a broad range of retail price points.

Brands by Distribution Channel

	Dress Shirts	Sportswear	Footwear
Specialty Stores	DKNY Kenneth Cole Geoffrey Beene	IZOD Club	Bass
Department Stores	DKNY Kenneth Cole Geoffrey Beene IZOD Van Heusen	Geoffrey Beene IZOD Van Heusen	Bass
Value Department & Chain Stores	Arrow	Arrow	
Factory Outlet Stores	Geoffrey Beene Van Heusen	Geoffrey Beene IZOD Van Heusen	Bass
Discount Stores	Private Label	Private Label	Private Label

Segmentation by Retail Price Point

	Dress Shirts	Sportswear
$40 - 60	DKNY Kenneth Cole	IZOD Club
$30 - 40	Geoffrey Beene IZOD	Geoffrey Beene IZOD
$20 - 30	Van Heusen Arrow	Van Heusen Arrow
$10 - 20	Private Label	Private Label

Footwear	
Tailored Products	$65 - 100
Casual Shoes	$35 - 65
Canvas & Sandals	$25 - 35

The strength

of our company

s the strength
of our brands

Number one and growing

With our market share increased to 12.5% of the U.S. dress shirt market, Van Heusen continues to grow its position as the nation's number one dress shirt brand.

VANHEUSEN







Sportswea
expansio

In response to consumers'

continued demand

for casual but

refined sportswear,

wrinkle free products

were developed to expand

this successful category.

VANHEUSEN





Argentina

Australia

Bolivia

Canada

Chile

Costa Rica

Denmark

Egypt

Finland

Holland

Honduras

India

Jordan

Mexico

worldwide

New Zealand

Norway

Panama

Paraguay

Peru

Singapore

Sweden

Syria

Thailand

United Kingdom

United States

Uruguay

West Indies

Zimbabwe


ARROW



An American Icon

Arrow stands ready to become the leading menswear brand in the value department store channel.

In 2001, under our management, the Arrow team developed new products and packaging strategies for its dress shirt and sportswear lines. These strategies have clearly been embraced by the value department store channel.

Explosive momentum


IZOD



Legends on course

IZOD and IZOD Club, a sponsor of PGA and LPGA members, continue to serve the 27 million Americans now playing golf and millions more living the golf lifestyle.



IZOD
IZOD
IZOD

A solid year round brand

IZOD is a powerful force

in knit shirts, vests

and shorts in the spring,

as well as fleece, sweater

and khakis in the fall.

A brand for all seasons.

IZOD


IZOD
IZOD X





Focused

Poised

Bass women's footwear led the important turnaround in our footwear business. Casual shoes and boots performed exceedingly well and contributed to sales and margin improvements.





G.H.BASS & CO.

Working in





Weejun penny loafers, outdoor shoes and boots have always been the cornerstone of Bass men's footwear. The consumer's trust in these Bass products gives us the platform to expand our product mix into the all-important business casual segment as well.

G.H.BASS & CO.



G.H. BASS & CO.

Building the future



Selling the young and owning the future is the goal at Bass. Developing a relationship with customers in their youth and offering products for them as they grow have always been the tradition at Bass... *Bass Kids*.



The number one designer

dress shirt sold in America

with a commanding 16.3% share

of total department store sales.

design




GEOFFREY BEENE

GEOFFREY BEENE

Geoffrey Beene clean classic
sportswear is mirroring the
success of the Geoffrey Beene
dress shirt business and finding
greater penetration in better
department stores each season.

Clean classic sportswear






KENNETH COLE
new york

Dress shirts with a modern perspective

Kenneth Cole New York, the premier label of our Kenneth Cole dress shirt license, has continued to grow.

Designed for the more youthful of mind, Reaction by Kenneth Cole, our newly launched dress shirt collection, reflects an updated casual, urban fashion attitude.



DKNY

The benchmark for urba

Last year, DKNY strengthened its position in the top performing retail doors throughout the country. For Holiday 2001, DKNY successfully introduced an innovative packaging concept to enhance its retail presentation and DKNY brand awareness.

TRAFFI


sophistication
in dress shirts

Phillips-Van Heuser

Community Service

At Phillips-Van Heusen, we are guided by the principal that enduring corporate success is not only measured in financial terms. We recognize that how we conduct our business and how we participate in the communities in which we operate are equally important to all that we accomplish financially.

With Phillips-Van Heusen providing encouragement and financial resources, our associates have genuinely embodied the Phillips-Van Heusen vision of community service. Some associates have embraced traditional activities, and their outpouring of energy has overwhelmed us. Our associates have assisted national community service organizations such as the Ronald McDonald House and Habitat for Humanity, participated in AIDS walks, worked with the Special Olympics, served meals to rescue teams at Ground Zero and our annual United Way and EarthShare drive achieved record donations.

Our associates have gone beyond the traditional as well, carrying out ideas of their own to help those in need. Eighth graders learned about the design profession from Geoffrey





Assisting the Special Olympics

Valuing humanity

Beene and Van Heusen designers. The Credit and Treasury Services division equipped a PC lab in a group home of the Association for Retarded Citizens and tutored students in computer skills.

Activities were not limited to the United States. Our overseas associates have also personified the Phillips-Van Heusen spirit of community responsibility through both traditional and non-traditional channels. Through our foreign operations divisions, Phillips-Van Heusen contributed directly to schools, orphanages and families in Mexico, Honduras and the Far East. Our shirt group gathered goods for earthquake relief in El Salvador. In Bangladesh, associates organized an "Eye Camp" to provide free examinations and medications to poor workers.

We are proud of our associates and their accomplishments in this trying year, but nothing makes us prouder than the strong ties they developed to the communities in which they work. Because many of these projects were planned and implemented by the associates themselves, their efforts and their impact were even more meaningful to all involved.



Participating in the NYC Aids Walk



Building with Habitat for Humanity



Supporting our seniors



Giving the Gift of Life


Phillips-Van Heusen Fun Day at Somerset County Head Start

Community Service

- Served meals to families at New York City Ronald McDonald House
- Gathered goods for earthquake relief in El Salvador
- Visits to Senior Center in Somerset County, NJ
- Donated used PC's and training to ARC (Assoc. Retarded Citizens) learning center
- Participated in "Stuff the Shelves" for Somerset County, NJ Food Bank
- Held fundraiser in Hong Kong for Community Chest
- $50,000 from IZOD and participation in teen leadership program
- Irregulars and slit samples to Dignity U Wear for homeless in Florida
- Easter baskets to needy children and home for displaced children
- Pizza lunch and food baskets to "El Refugio" orphanage in Honduras
- Donated computer to "El Refugio" orphanage
- Christmas party at "El Refugio" orphanage
- Sponsoring yearly tuition of a child in Mexico
- Donated computers to Lazos School in Mexico
- Team helped build a house with Habitat for Humanity
- Painted, cleaned and more for United Way Day of Caring in Portland, Mair
- Participated in NYC Aids Walk; raised $3,494 which PVH matched
- Raised $2,433 in American Cancer Society Relay for Life Race, Ozark, AL
- Took part in "Tree planting for a better environment" in Beijing
- Held "PVH Fun Day" for children at Somerset County Head Start, NJ
- Assisted New Jersey Special Olympics
- Held Career Day for 8th graders with PVH design teams
- Held Volunteer Fair for employees to learn about volunteering
- Developed Community Support Program and held first fundraiser
- Working with Somerset County, NJ Food Bank
- Raised $2,750 (including PVH match) for aquarium for terminally ill hospitalized children
- Sponsored "Bastille Day" at home for displaced children
- Hosted breakfasts for management group to learn about volunteering
- Joined blood donation campaign
- Support to organization working with troubled youths
- United Way Campaign; Bridgewater, NJ, South Portland, ME, New York Cit
- Kid's Day Party at orphanage in Honduras
- Interior painting of Martin Luther King Youth Center in Bridgewater, NJ
- Ran "Race for the Cure" for Susan G. Komen Breast Cancer Foundation, NJ
- Attended Raritan Valley, NJ Senior Center picnic
- All Van Heusen stores given a counter card on breast cancer detection
- Three Vice Presidents spoke on the fashion business to students at FIT
- Helped Red Cross serve meals to rescue workers at Ground Zero
- Annual Terry Fox run in Taiwan to raise funds for cancer research
- Donated 200 men's shirts to the Center for Grieving Children
- Participated in Raritan Valley, NJ Senior Center Halloween party
- Organized free eye examinations, medication for poor in Bangladesh
- Donated obsolete PC's to Green Power, HK
- Sponsored Thanksgiving Dinner for home for displaced children
- Cleaned up grounds for the ARC in Somerset County, NJ
- Equipped PC lab in ARC group home
- Christmas wish tree for needy children in Bridgewater, NJ area
- Sponsored Christmas Dinner for home for displaced children

Painting the Martin Luther King School




Donated shirts and ties, Brooklyn

Improving the quality of life

- Fundraiser for shelter for women and children fleeing violence
- NY Cares Coat Drive - provided coats for needy and homeless
- Assisted at North Branch, NJ school for handicapped children and teens
- Participating in programs for elderly at day care center
- Helped provide educational opportunities for Guatemalan children
- Adjunct professorship to address human rights issues in global economy
- Collected and donated toiletries for distribution to shelters
- Initiated paid time off volunteer policy in South Portland, ME
- Served meals and washed dishes at Wayside Soup Kitchen in Maine
- Blood donations to children's hospital in Bangladesh
- Donated money to poor students in Bangladesh
- $15,000 toward construction of school in Aadrariyana, India
- 170 employees participated in MorganChase Corporate Challenge, NY
- Sponsored and hired interns through Inroads/Central New Jersey
- Donated shirts and ties to Boys and Girls School, Brooklyn, NY
- Raised funds for charity by dropping Austell, GA warehouse managers in dunking booth
- Sponsored local soccer team and donated $400 toward uniforms
- Assisted local basketball team in purchase of uniforms
- Donated 75 vests to homeless and needy
- Austell, GA Community Involvement Committee raised over $500 for womens shelter
- Raised over $1,000 in lunch hour fundraisers for local Community Fund
- Raised over $5,000 for American Cancer Society; matched by PVH, Brinkley, AR
- Donated funds to Little League Baseball Team and American Heart Association
- Raised funds for family to help defray burial expenses of young son
- Funds to local Fire Department, MADD and Chamber of Commerce
- Employees donated $450 toward fellow employees in time of need
- Two employees from Brinkley, AR warehouse are mowing lawns for sick and elderly
- Purchased fans for elderly people without fans or air conditioning
- Donated $250 to Monroe County, AR Human Development Center
- Held benefit raising $413 for "Little Angels" (for childrens birth defects)
- Raised $250 for Summer Work Adventure Program
- Sponsored high school athletics, football team and youth soccer team
- Donated 56 duffel bags to Foster Parent Program
- Raised funds for local Habitat for Humanity and breast cancer research
- Supported Forbush High School Academic Awards Program
- Raised over $12,000 for the March of Dimes Teamwalk
- Collected over 1,000 cans of food for Yadkin County, NC Christian Ministries
- Raised $500 for Hugh Chatham Memorial Hospital Trust Fund
- Donated shirts to local chamber of commerce
- Delivered food to local food bank and clothing to the Salvation army
- Sorted and packed for Meals on Wheels
- Entertained and sterilized tools at children's dental clinic
- Raised funds to send a 7 year old with lymphoma to Disney World
- Delivered eyeglasses to the Blind Association
- Donated shirts to churches and the American Cancer Society
- Raised funds for the American Cancer Society
- Held shoe sale to raise money for charity
- Donated $200 to send children to county fair
- Donated $670 to buy protective vest for state police dog
- Participated in local United Way Fundraiser
- Donated funds to Peru and Mexico recreation departments
- Raised funds for local animal shelter, library, sexual assault help service
- Supported Jay Middle School's Science Olympiad team trip
- Donated shirts to the Women's Housing and Economic Development Corporation

Visiting Ronald McDonald House






United Way

Volunteering for the United Way

Financial Review

Reflecting on the past year, one can view 2001 as two distinct time periods. During the first half of 2001, the Company continued the growth momentum it carried into the year and further solidified its position in dress shirts, sportswear and footwear. Sales and earnings during this period grew 10% and 84%, respectively, with sportswear gaining market share, led by Izod and Van Heusen, and Bass continuing its strong financial turnaround.

Circumstances changed drastically after the tragic events of September 11th and this, in addition to its personal toll, had a major negative impact on our business in the second half of the year. Despite this turn of events, which significantly impacted sales and earnings versus our initial expectations, the Company ended the year with very clean inventories, positive cash flow of $23 million and maintained or grew its market share position in dress shirts, sportswear and footwear.

In the fourth quarter of 2001, in response to the changing economic climate and the gradual elimination, over the next few years, of import quotas on apparel, the Company recorded a $21.0 million charge which included $15.6 million to make certain staff reductions and exit three Central American dress shirt manufacturing facilities, and $5.4 million to liquidate certain related dress shirt inventories. These actions will yield greater efficiency and flexibility in sourcing and, in 2002, will benefit the Company with decreased expense levels and, beginning in the second half of the year, with lower cost of goods.

In the Apparel segment, despite a very weak dress shirt environment, the Company increased its share of department store sales. The wholesale sportswear businesses achieved double digit growth in sales as Izod and Van Heusen increased penetration and broadened product presentation, and Arrow improved its position within Kohl's and Sears.

In the Footwear and Related Products segment, a major highlight was the continuation of the financial turnaround begun in the fourth quarter of 2000, as significant gross margin improvement was driven by greatly reduced promotional selling.

The Company's strategy of providing a broad spectrum of consumers with nationally recognized branded dress shirts, sportswear and footwear that embody appropriate fashion at a great value is never more relevant as it is in these uncertain times. The Company's products are solidly placed in their respective market segments across broad and diversified channels of distribution. The Company continues to be well-positioned to grow its existing brands as well as to add new brands to its existing infrastructure, giving it significant opportunity to enhance future financial performance.

RESULTS OF OPERATIONS

The Company manages and analyzes its operating results by its two vertically integrated business segments: (i) Apparel and (ii) Footwear and Related Products. Of the $21.0 million charge for restructuring and other costs mentioned above, $19.0 million related to the Apparel segment and $2.0 million to the Footwear and Related Products segment.

APPAREL

Net sales of the Apparel segment were $1,061.4 million in 2001 against $1,071.0 million in 2000 and $885.8 million in 1999. Excluding the 53rd week in 2000, apparel sales were up 1% this year. Sales in 2001 were impacted by a very weak dress shirt environment offset by strength in sportswear, especially Izod and Van Heusen. The increase in 2000 versus 1999 was due to the strong performance of the Company's then existing sportswear and dress shirt brands and the additional volume associated with the July 2000 acquisition of the Arrow and Kenneth Cole licenses.

Gross margin was 33.2% in 2001 compared with 32.8% in 2000 and 34.2% in 1999. The gross margin in 2001 excludes the previously mentioned $5.4 million charge relating to restructuring and other costs. The gross margin percent increased in 2001 as aggressive inventory management positioned the Company to manage through the weak sales trends at both wholesale and in its retail stores. In comparison, the decrease in gross margin percent in 2000 versus 1999 resulted from a significant shift in the sales mix driven by the more rapid growth in the Company's wholesale businesses, which carry lower gross margins, than its retail businesses. Selling, general and administrative expenses, before restructuring and other charges of $13.6 million, was 27.2% as a percentage of sales in 2001 compared with 25.8% in 2000 and 27.9% in 1999. The increase versus 2000 reflects the lack of sales leverage in 2001.

Operating income of the Apparel segment was $64.0 million in 2001 before restructuring and other charges of $19.0 million, or $45.0 million after these charges. This compares with $74.9 million in 2000 and $55.6 million in 1999. The decline in 2001 reflects, in addition to the restructuring charge, the impact of the lack of sales growth and the inability to leverage expenses. In 2000, all of the Company's divisions experienced operating income margin improvements, as the operating income margin of the Apparel segment improved to 7.0% in 2000 from 6.3% in 1999. The operating income margin before restructuring and other charges declined to 6.0% in 2001.

FOOTWEAR AND RELATED PRODUCTS

Net sales of the Footwear and Related Products segment were $370.5 million in 2001 versus $384.5 million in 2000 and $385.7 million in 1999. The 2001 sales decline was principally attributable to the second half of the year, as the soft retail environment was exacerbated by the events of September 11th. Sales in 2000, down for most of that year, had begun to recover in the fourth quarter, which also included an additional week of sales.

Gross margin continued to be a highlight and reached 42.9% in 2001, up from 39.2% in 2000 and 38.0% in 1999. This represents an almost 500 basis point improvement over this three year period. In 2001, the improvement was driven by the significantly reduced level of promotional selling. The improvement in gross margin in 2000 is directly attributable to the closure of Bass' two manufacturing facilities in 1999, which enabled the Company to source footwear product more effectively. In 2001, selling, general and administrative expenses as a percentage of sales increased to 37.1% before $2.0 million of restructuring and other charges. This compares with 34.6% and 33.2% in 2000 and 1999, respectively. The increase in all years is driven by the absence of sales growth and the resulting inability to leverage expenses.

Operating income of the Footwear and Related Products segment increased 21% to $21.5 million before restructuring and other charges, or to $19.5 million after such charges. Overall operating margins increased to 5.8% in 2001 before restructuring and other charges, compared with 4.6% and 4.8% in 2000 and 1999, respectively.

CORPORATE EXPENSES

Corporate expenses were $23.4 million in 2001, $22.2 million in 2000 and $26.0 million in 1999. The decreased expense level in 2000 was due to the absence of Year 2000 computer conversion costs that were incurred in 1999.

INTEREST EXPENSE

Net interest expense in 2001 was $24.5 million compared with $22.3 million in 2000 and $22.4 million in 1999. The increase in 2001 reflects funding the acquisition of the Arrow and Kenneth Cole licenses in mid-2000, as well as the year end acquisition of the Van Heusen trademark in parts of the world where the Company did not previously own the trademark. Interest expense was relatively flat in 2000 versus 1999 as the benefit of the positive cash flow from operations in 2000 offset the use of cash for the acquisition of the net assets associated with the Arrow and Kenneth Cole licenses at the end of the second quarter.



INCOME TAXES

The income tax expense rate was 36.0% in 2001 compared with 37.6% in 2000 and 34.8% in 1999. The tax rate in 2001 reflects tax saving strategies implemented by the Company at the end of 2000. The increase in 2000 resulted principally from closing Bass' manufacturing operations in Puerto Rico in the third quarter of 1999, which resulted in a higher percentage of pre-tax income being subject to U.S. tax. The full year impact of this closing on the effective tax rate was reflected in 2000 while 1999 had only a partial year effect.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $63.7 million in 2001 compared with $35.4 million in 2000 and $74.0 million in 1999. The higher level of cash from operations in 2001 was primarily the result of the Company's aggressive management of working capital, notably inventory. The higher level in 1999 came from the liquidation of working capital associated with the Company's exiting of its Gant and Izod Club businesses. The Company anticipates cash flow from operations to approximate $50 to $55 million in 2002 as the expected increase in earnings is planned to be offset by a build in working capital, principally higher receivables related to the anticipated increase in fourth quarter sales.

Capital spending in 2001 was $33.4 million compared with $31.9 million in 2000 and $31.3 million in 1999. The Company anticipates capital spending in 2002 to approximate $32 to $34 million, which it expects to fund from operating cash flow.

Total debt as a percentage of total capital was 48.4% at the end of 2001 compared with 48.1% and 50.7% at the end of 2000 and 1999, respectively. The Company believes that its ability to generate positive cash flow, combined with its borrowing capacity under its revolving credit agreement, provides sufficient liquidity for potential investment opportunities that may arise.

The Company's Credit Facility expires in April 2003. The Company believes it will be able to resyndicate this facility prior to year end 2002. However, given current market conditions, borrowing spreads are likely to be 100 to 150 basis points higher than borrowing spreads under the existing Credit Facility.

MARKET RISK

Financial instruments held by the Company include cash equivalents and long-term debt. Based on the amount of cash equivalents held by the Company at February 3, 2002 and the average net amount of cash equivalents which the Company anticipates holding during 2002, it believes that a change of 100 basis points in interest rates would not have a material effect on the Company's financial position. The long-term debt footnote to the Company's consolidated financial statements outlines the principal amounts, interest rates, fair values and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of the Company's fixed rate long-term debt.

SEASONALITY

The Company's business is seasonal, with higher sales and income in the second half of the year, which coincides with the Company's two peak retail selling seasons: the first running from the start of the back to school and Fall selling seasons beginning in August and continuing through September, and the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

Also contributing to the strength of the second half is the high volume of Fall shipments to wholesale customers, which are generally more profitable than Spring shipments. The less profitable Spring selling season at wholesale combines with retail seasonality to make the first quarter weaker than the other quarters.

ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are among the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations:

Sales allowance accrual – The Company has arrangements with many of its department and specialty store customers to support those customers' sales of the Company's products. The Company establishes accruals which, based on a review of the individual customer arrangements and the expected performance of the Company's products in those customers' stores, it believes will be required to satisfy its obligations with its customers. It is possible that the Company's estimates could vary from actual results, which would require the Company to adjust the allowance accruals.

Inventories – The Company states its inventories at the lower of cost or market. When market conditions indicate that inventories may need to be sold below cost, the Company writes down its inventories to the estimated net realizable value. The Company believes that all inventory writedowns required at February 3, 2002 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

Income taxes – As of February 3, 2002, the Company has deferred tax assets totaling $49 million, of which $33 million relates to tax loss and credit carryforwards which begin to expire principally in 2010. Realization of these carryforwards is primarily dependent upon the Company's achievement of future taxable income. Based on the extended expiration dates and projections of future taxable income, the Company has determined that realization of these assets is more likely than not. If future changes to market conditions require the Company to change its judgment as to realization, it is possible that material adjustments to the deferred tax asset may be required.

Goodwill and other intangible assets – As discussed in the notes to the financial statements, in 2002 the Company is adopting FASB Statement No. 142. This statement requires, among other things, that goodwill and other indefinitely lived intangible assets no longer be amortized, and instead be tested for impairment based on fair value. An impairment loss could have a material adverse impact on the Company's financial condition and results of operations. Performance of the goodwill impairment tests will require significant judgments regarding the allocation of net assets to the reporting unit level, which is the level at which the impairment tests are required. The determination of whether an impairment exists will also depend on, among other factors, the estimated fair value of the reporting units, which itself will depend in part on market conditions, including the price of the Company's common stock.

Investment in Gant AB – As of February 3, 2002, other noncurrent assets include $13 million as an equity investment in Gant AB, which owns the Gant trademark. The Company evaluates annually whether the carrying amount of this investment is impaired based on the estimated fair market value of Gant AB.

Medical claims accrual – The Company self-insures a significant portion of its employee medical costs. Based on trends and number of covered employees, the Company records estimates of medical claims which have been incurred but not paid. If actual medical claims varied significantly from these estimates, an adjustment to the medical claims accrual would be required.

Pension benefits – Included in the calculations of expense and liability for the Company's pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Based on these assumptions, and due in large part to poor performance of U.S. equity markets in the past two years, the Company has certain unrecognized costs for its pension plans at February 3, 2002. Depending on future asset performance and discount rates, the Company could be required to amortize these costs in the future which could have a material effect on future pension expense.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Forward-looking statements in this Annual Report to Stockholders, including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the levels of sales of the Company's apparel and footwear products, both to its wholesale customers and in its retail stores, and the extent of discounts and promotional pricing in which the Company is required to engage, all of which can be affected by weather conditions, changes in the economy, fashion trends and other factors; (iii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory; (iv) the Company's operations and results could be affected by quota restrictions (which, among other things, could limit the Company's ability to produce products in cost-effective countries that have the labor and technical expertise needed), the availability and cost of raw materials (particularly petroleum-based synthetic fabrics, which are currently in high demand), the Company's ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where the Company's products can best be produced), and civil conflict or war and political and labor instability in the countries where the Company's products are or are planned to be produced and (v) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

The Company does not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenues or earnings, whether as a result of the receipt of new information, future events or otherwise.

Consolidated Income Statements (in thousands, except per share data)

	2001	2000	1999
Net sales	$ 1,431,892	$ 1,455,548	$ 1,271,490
Cost of goods sold	925,662	950,176	820,464
Gross profit	506,230	505,372	451,026
Selling, general and administrative expenses	465,091	434,835	402,716
Income before interest and taxes	41,139	70,537	48,310
Interest expense, net	24,451	22,322	22,430
Income before taxes	16,688	48,215	25,880
Income tax expense	6,008	18,115	9,007
Net income	$ 10,680	$ 30,100	$ 16,873
Basic net income per share	$ 0.39	$ 1.10	$ 0.62
Diluted net income per share	$ 0.38	$ 1.10	$ 0.62

See notes to consolidated financial statements.

Consolidated Balance Sheets (in thousands, except share data)

	February 3, 2002	February 4, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 43,579	$ 20,223
Trade receivables, less allowances of $2,496 and $2,051	81,551	99,439
Inventories	233,704	273,035
Other, including deferred taxes of $19,656 and $24,789	46,466	43,684
Total Current Assets	405,300	436,381
Property, Plant and Equipment	135,817	123,595
Goodwill and other intangible assets	112,975	113,217
Other Assets, including deferred taxes of $29,633 and $24,199	54,841	51,171
	$ 708,933	$ 724,364
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 29,375	$ 45,715
Accrued expenses	84,983	92,380
Total Current Liabilities	114,358	138,095
Long-Term Debt	248,935	248,851
Other Liabilities	79,913	68,857
Stockholders' Equity:		
Preferred stock, par value $100 per share; 150,000 shares authorized; no shares outstanding		
Common stock, par value $1 per share; 100,000,000 shares authorized; shares issued 27,646,172 and 27,428,108	27,646	27,428
Additional capital	121,659	118,755
Retained earnings	129,248	122,704
Accumulated other comprehensive loss	(12,500)	
	266,053	268,887
Less: 24,627 shares of common stock held in treasury - at cost	(326)	(326)
Total Stockholders' Equity	265,727	268,561
	$ 708,933	$ 724,364

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)

	2001	2000	1999
Operating activities:			
Net income	$ 10,680	$ 30,100	$ 16,873
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	25,734	20,051	19,417
Deferred income taxes	5,156	9,885	8,193
Equity income	(486)	(864)	(1,080)
Changes in operating assets and liabilities:			
Receivables	17,888	(33,018)	21,616
Inventories	39,331	(10,173)	26,931
Accounts payable and accrued expenses	(23,737)	13,515	5,849
Acquisition of inventory associated with John Henry and Manhattan license agreement			(17,212)
Prepaids and other-net	(10,913)	5,893	(6,607)
Net Cash Provided By Operating Activities	63,653	35,389	73,980
Investing activities:			
Property, plant and equipment acquired	(33,406)	(31,898)	(31,291)
Acquisition of net assets associated with Arrow and Kenneth Cole license agreements	(5,000)	(56,765)	
Acquisition of worldwide rights to Van Heusen trademark	(600)	(18,100)	
Sale of Gant trademark, net of related costs			65,251
Net Cash Provided (Used) By Investing Activities	(39,006)	(106,763)	33,960
Financing activities:			
Proceeds from revolving line of credit	58,300	50,290	41,600
Payments on revolving line of credit	(58,300)	(50,290)	(61,600)
Exercise of stock options	2,845	1,196	16
Acquisition of treasury shares		(326)	
Cash dividends	(4,136)	(4,094)	(4,092)
Net Cash Used By Financing Activities	(1,291)	(3,224)	(24,076)
Increase (decrease) in cash	23,356	(74,598)	83,864
Cash at beginning of period	20,223	94,821	10,957
Cash at end of period	$ 43,579	$ 20,223	$ 94,821

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)

	Common Stock				Accumulated Other		
	Shares	$1 Par Value	Additional Capital	Retained Earnings	Comprehensive Loss	Treasury Stock	Stockholders' Equity
January 31, 1999	27,287,985	$ 27,288	$ 117,683	$ 83,917			$ 228,888
Net income				16,873			16,873
Stock options exercised	1,884	2	14				16
Cash dividends				(4,092)			(4,092)
January 30, 2000	27,289,869	27,290	117,697	96,698			241,685
Net income				30,100			30,100
Stock options exercised	138,239	138	1,058				1,196
Cash dividends				(4,094)			(4,094)
Acquisition of 24,627 treasury shares						$ (326)	(326)
February 4, 2001	27,428,108	27,428	118,755	122,704		(326)	268,561
Net income				10,680			10,680
Minimum pension liability, net of tax					$ (12,500)		(12,500)
Total comprehensive loss							(1,820)
Stock options exercised	218,064	218	2,627				2,845
Tax benefit from exercise of stock options			277				277
Cash dividends				(4,136)			(4,136)
February 3, 2002	27,646,172	$ 27,646	$ 121,659	$129,248	$ (12,500)	$ (326)	$265,727

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(dollar amounts in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

Fiscal Year – Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Results for 2001 represent the 52 weeks ended February 3, 2002. Results for 2000 represent the 53 weeks ended February 4, 2001. Results for 1999 represent the 52 weeks ended January 30, 2000.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Asset Impairments – The Company records impairment losses on long-lived assets (including goodwill) when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. As explained in the note entitled "Accounting Pronouncement," beginning in 2002 the Company will test goodwill and other indefinitely lived intangible assets for impairment under the fair value approach prescribed in FASB Statement No. 142, "Goodwill and Other Intangible Assets".

Inventories – Inventories are stated at the lower of cost or market. Cost for certain apparel inventories of $105,768 (2001) and $134,331 (2000) is determined using the last-in, first-out method (LIFO). Cost for footwear and other apparel inventories is determined using the first-in, first-out method (FIFO).

Property, Plant and Equipment – Depreciation is computed principally by the straight line method over the estimated useful lives of the various classes of property.

Goodwill and Other Intangible Assets – Included in goodwill and other intangible assets is goodwill of $94,742 and $95,117 in 2001 and 2000, respectively, net of accumulated amortization of $17,316 and $13,942 in 2001 and 2000, respectively. Goodwill and other intangible assets are amortized principally using the straight line method over 40 years. As explained in the note entitled "Accounting Pronouncement," beginning in 2002 the Company will no longer amortize goodwill and other indefinitely lived intangible assets.

Contributions from Landlords – The Company receives contributions from landlords primarily for opening retail stores which the Company leases from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Fair Value of Financial Instruments – Using discounted cash flow analyses, the Company estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the note entitled "Long-Term Debt".

Stock-Based Compensation – The Company accounts for its stock options under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation".

Advertising – Advertising costs are expensed as incurred and totalled $33,132 (2001), $34,773 (2000) and $26,922 (1999).

ACCOUNTING PRONOUNCEMENT

In June 2001, the Financial Accounting Standards Board issued FASB Statement No. 142, "Goodwill and Other Intangible Assets". FASB Statement No. 142 changes the accounting for goodwill and intangible assets deemed to have indefinite lives from an amortization method to an impairment-only approach based on fair value. The Company is adopting this Statement in 2002. Amortization of goodwill and other indefinitely lived intangible assets in 2001 was $3,842, of which $3,374 related to goodwill and $468 related to indefinitely lived intangible assets. The Company has not yet completed the transitional impairment tests required under this Statement.

EARNINGS PER SHARE

The Company computed its basic and diluted earnings per share by dividing net income by:

	2001	2000	1999
Weighted Average Common Shares Outstanding for Basic Earnings Per Share	27,595,111	27,305,450	27,288,692
Impact of Dilutive Employee Stock Options	451,706	110,499	14,103
Total Shares for Diluted Earnings Per Share	28,046,817	27,415,949	27,302,795

INCOME TAXES

Income taxes consist of:

	2001	2000	1999
Federal:			
Current		$ 7,200	
Deferred	$ 4,284	8,324	$ 6,870
State, foreign and local:			
Current	852	1,030	814
Deferred	872	1,561	1,323
	$ 6,008	$ 18,115	$ 9,007

The current Federal tax provision in 2000 related to estimated alternative minimum tax.
Taxes paid were $1,454 (2001), $8,248 (2000) and $1,135 (1999).

The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's balance sheets is as follows:

	2001	2000
Depreciation and amortization	$ (15,213)	$ (12,010)
Landlord contributions	791	1,602
Employee compensation and benefits	14,093	15,928
Tax loss and credit carryforwards	33,040	30,276
Minimum pension liability	7,700	
Other-net	8,878	13,192
	$ 49,289	$ 48,988

A reconciliation of the statutory Federal income tax to the income tax expense is as follows:

	2001	2000	1999
Statutory 35% federal tax	$ 5,841	$ 16,875	$ 9,058
State, foreign and local income taxes, net of Federal income tax benefit	1,019	1,415	1,391
Tax exempt income of Puerto Rico Subsidiaries			(1,874)
Other-net	(852)	(175)	432
Income tax expense	$ 6,008	$ 18,115	$ 9,007

INVENTORIES

Inventories are summarized as follows:

	2001	2000
Raw materials	$ 4,294	$ 12,514
Work in process	3,104	9,622
Finished goods	226,306	250,899
	$ 233,704	$ 273,035

Inventories would have been approximately $5,100 higher than reported at February 4, 2001, if the FIFO method of inventory accounting had been used for all apparel. At February 3, 2002, no LIFO reserve is recorded because the combination of the liquidation of certain LIFO inventories resulting from the exiting of Central America manufacturing facilities and reduced overall prices resulted in LIFO cost approximating FIFO cost. Partially offsetting the reduction of the LIFO reserve in 2001 is an increase of approximately $3,900 of reserves recorded for LIFO inventories.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, are summarized as follows:

	Estimated Useful Lives	2001	2000
Land		$ 1,139	$ 1,139
Buildings and building improvements	15-40 years	25,389	24,500
Machinery and equipment, furniture and fixtures and leasehold improvements	3-15 years	277,380	252,804
		303,908	278,443
Less: Accumulated depreciation and amortization		168,091	154,848
		$ 135,817	$ 123,595

LONG-TERM DEBT

Long-term debt is as follows:

	2001	2000
9.50% Senior Subordinated Notes	$ 149,454	$ 149,379
7.75% Debentures	99,481	99,472
	$ 248,935	$ 248,851

The Company issued $100,000 of 7.75% Debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these Debentures on February 3, 2002, using discounted cash flow analyses, was approximately $80,100.

The Company issued $150,000 of 9.50% Senior Subordinated Notes due 2008 on April 22, 1998 with a yield to maturity of 9.58%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these Notes on February 3, 2002, using discounted cash flow analyses, was approximately $147,600. In connection with the Notes, the Company must maintain, among other things, a certain cash flow coverage ratio in order to make restricted payments, as defined in the note agreement, including cash dividends.

Notes to Consolidated Financial Statements (continued)

The Company's $325,000 Credit Facility includes a revolving credit facility which allows the Company, at its option, to borrow and repay amounts up to $325,000. The Facility also includes a letter of credit facility with a sub-limit of $250,000. However, the aggregate maximum amount outstanding under both the revolving credit facility and the letter of credit facility cannot exceed $325,000. Interest is payable quarterly at a spread over LIBOR or the prime rate, at the Company's option, with the spread based on the Company's credit rating and certain financial ratios. The Facility also provides for payment of a fee on the unutilized portion of the Facility. All outstanding borrowings and letters of credit under this Credit Facility are due April 22, 2003.

In connection with the 7.75% Debentures and the $325,000 Credit Facility, substantially all of the Company's assets have been pledged as collateral.

The amount outstanding under the letter of credit facility as of February 3, 2002 was $134,063.

Interest paid was $24,805 (2001), $23,818 (2000) and $22,647 (1999).

There are no scheduled maturities of long-term debt until 2008.

STOCKHOLDERS' EQUITY

Preferred Stock Rights – On June 10, 1986, the Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the "Distribution Date").

If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. The rights are currently scheduled to expire on June 16, 2006.

Stock Options – Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted with an exercise price equal to the closing price of the common stock on the trading date immediately preceding the date of grant. ISOs and non-qualified options granted have a ten year duration. Depending upon which plan options have been granted under, options are cumulatively exercisable in either three installments commencing three years after the date of grant or in four installments commencing one year after the date of grant.

Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under FASB Statement No. 123, proforma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement.

For purposes of proforma disclosures, the Company estimated the fair value of stock options granted since 1995 at the date of grant using the Black-Scholes option pricing model, and the estimated fair value of the options is then amortized to expense over the options' vesting period.

The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain proforma information:

	2001	2000	1999
Risk-free interest rate	5.30%	6.52%	5.78%
Expected option life	7 Years	7 Years	7 Years
Expected volatility	30.7%	30.0%	28.1%
Expected dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average estimated fair value per share of options granted	$ 5.17	$ 3.62	$ 3.50
Proforma net income	$ 7,682	$ 27,601	$ 14,789
Proforma basic and diluted net income per share	$ 0.28	$ 1.01	$ 0.54

Other data with respect to stock options follows:

	Shares	Option Price Per Share	Weighted Average Price Per Share
Outstanding at January 31, 1999	3,125,573	$ 6.38 - $ 31.63	$ 13.06
Granted	725,750	7.50 - 9.94	9.80
Exercised	1,884	8.75 - 8.75	8.75
Cancelled	280,992	8.06 - 15.13	12.03
Outstanding at January 30, 2000	3,568,447	6.38 - 31.63	12.48
Granted	868,900	9.00 - 13.19	9.48
Exercised	138,239	6.38 - 10.25	8.65
Cancelled	282,105	7.31 - 14.75	12.14
Outstanding at February 4, 2001	4,017,003	6.81 - 31.63	11.99
Granted	921,600	9.65 - 17.40	13.43
Exercised	218,064	9.38 - 14.75	13.05
Cancelled	314,850	9.00 - 16.50	13.46
Outstanding at February 3, 2002	4,405,689	$ 6.81 - $ 31.63	$ 12.13

Of the outstanding options at February 3, 2002, 1,782,180 shares have an exercise price below $13.06, 2,600,089 shares have an exercise price from $13.06 to $14.75 and 23,420 shares have an exercise price above $14.75. The weighted average remaining contractual life for all options outstanding at February 3, 2002 is 6.8 years.

Of the outstanding options at February 3, 2002 and February 4, 2001, options covering 1,705,585 and 1,150,941 shares were exercisable at a weighted average price of $12.84 and $13.81, respectively. Stock options available for grant at February 3, 2002 and February 4, 2001 amounted to 1,686,792 and 2,440,572 shares, respectively.

Notes to Consolidated Financial Statements (continued)

LEASES

The Company leases retail stores, manufacturing facilities, warehouses, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

At February 3, 2002, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at February 3, 2002, are as follows:

2002	$ 60,254
2003	48,225
2004	36,612
2005	24,344
2006	16,618
Thereafter	42,824
Total minimum lease payments	$ 228,877

Rent expense is as follows:

	2001	2000	1999
Minimum	$ 65,010	$ 60,919	$ 59,954
Percentage and other	11,138	10,299	9,222
	$ 76,148	$ 71,218	$ 69,176

RETIREMENT AND BENEFIT PLANS

The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations. The assets of the plans are principally invested in a mix of fixed income and equity investments.

The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.

Following is a reconciliation of the changes in the benefit obligation for each of the last two years:

	Pension Plans		Postretirement Plan	
	2001	2000	2001	2000
Beginning of year	$ 135,167	$ 115,876	$ 35,490	$ 31,544
Service cost	2,837	2,209	669	478
Interest cost	10,474	9,704	2,677	2,633
Benefit payments, net	(7,651)	(8,012)	(2,584)	(2,633)
Actuarial loss	4,115	9,254	1,156	2,735
Plan amendments	4,018	6,136		733
End of year	$ 148,960	$ 135,167	$ 37,408	$ 35,490

Following is a reconciliation of the fair value of the assets held by the Company's pension plans for each of the last two years:

	2001	2000
Beginning of year	$ 136,601	$ 144,018
Actual return	(6,784)	(177)
Benefits paid	(7,651)	(8,012)
Company contributions	1,021	772
End of year	$ 123,187	$ 136,601

Net benefit cost recognized in each of the last three years is as follows:

	Pension Plans			Postretirement Plan		
	2001	2000	1999	2001	2000	1999
Service cost, including expenses	$ 2,997	$ 2,369	$ 2,713	$ 669	$ 478	$ 463
Interest cost	10,474	9,704	8,921	2,677	2,633	2,381
Amortization of net (gain) loss	112	(1,243)	140	339	163	448
Amortization of transition (asset) obligation	(40)	(46)	(63)	273	273	273
Expected return on plan assets	(11,949)	(12,628)	(11,441)			
Amortization of prior service cost	2,140	1,453	437	104	104	
	$ 3,734	$ (391)	$ 707	$ 4,062	$ 3,651	$ 3,565

Following is a reconciliation of the benefit obligation at the end of each of the last two years to the amounts recognized on the balance sheet:

	Pension Plans		Postretirement Plan	
	2001	2000	2001	2000
Benefit obligation at year end	$ 148,960	$ 135,167	$ 37,408	$ 35,490
Unrecognized prior service cost	(7,361)	(5,484)	(525)	(629)
Unrecognized losses	(29,004)	(2,010)	(8,073)	(7,262)
Unrecognized transition asset (obligation)	21	61	(3,005)	(3,278)
Minimum pension liability	20,200			
Plan assets at fair value	(123,187)	(136,601)		
(Asset) liability recognized on the balance sheet	$ 9,629	$ (8,867)	$ 25,805	$ 24,321

Included in the above disclosures are certain pension plans with projected and accumulated benefit obligations in excess of plan assets of $20,777 and $15,190, respectively, as of February 3, 2002, and $7,629 and $5,932, respectively, as of February 4, 2001. The minimum pension liability recorded at February 3, 2002 relates to a specific plan with an underfunded accumulated benefit obligation.

The health care cost trend rate assumed for 2002 is 8.0% and is assumed to decrease by 0.5% per year through 2008. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2001 and on the postretirement benefit obligation at February 3, 2002 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$ 231	$ (273)
Impact on year end benefit obligation	$ 2,547	$ (3,115)

Significant rate assumptions used in determining the benefit obligations at the end of each year and benefit cost in the following year, were as follows:

	2001	2000
Discount rate	7.50%	7.75%
Rate of increase in compensation levels (applies to pension plans only)	4.00%	4.25%
Long-term rate of return on assets	9.00%	9.00%

The Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age 55. At February 3, 2002 and February 4, 2001, $13,053 and $11,685, respectively, are included in other liabilities as the accrued cost of this plan.

The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $3,082 (2001), $2,608 (2000) and $2,488 (1999).

ACQUISITIONS AND DISPOSITIONS

Effective February 2, 2001, the Company acquired from Coats Viyella plc the rights to the Van Heusen trademark in the parts of the world where the Company did not previously have such rights. The purchase price and related fees were $18,700. This amount was recorded in goodwill and other intangible assets.

On July 24, 2000, the Company entered into a license to market dress shirts and sportswear under the Arrow brand and acquired the license to market dress shirts under the Kenneth Cole brand. These transactions were accounted for as an acquisition using the purchase method of accounting. In connection with these transactions, the Company acquired $61,765 of net assets (principally inventory), including $16,932 of goodwill. The goodwill is being amortized over 17 years.

On November 3, 1999, the Company announced it had entered into agreements with Oxford Industries, Inc. to license the Izod Club trademark and sell substantially all of the related assets of the Company's Izod Club division. The Company closed its Izod Club division in the fourth quarter of 1999, incurring $5,667 of expenses, principally for severance pay and other employee termination costs.

On March 12, 1999, the Company entered into a license agreement to market dress shirts under the John Henry and Manhattan brands. In connection therewith, the Company acquired $17,212 of inventory from the licensor. The Company has since determined to cease marketing Manhattan in 2000 and John Henry in 2001.

On February 26, 1999, the Company sold the Gant trademark and certain related assets associated with the Company's Gant operations for $71,000 in cash to Gant AB, formerly known as Pyramid Sportswear AB, which was the brand's international licensee. Gant AB is a wholly-owned subsidiary of Gant Company AB, in which the Company has a 19% minority interest, which as of February 3, 2002, has a carrying amount of approximately $13,000. Subsequent to February 26, 1999, the Company terminated its Gant operations in order to liquidate Gant's working capital and close its Gant division. The Company completed this process in the fourth quarter of 1999, at which time the Company determined that the proceeds exceeded the costs of exiting the Gant business, including the write-off of related goodwill and other assets, by $5,767.

The gain on the sale of the Gant assets and the expenses incurred in closing the Izod Club division were included in selling, general and administrative expenses in 1999.

RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 2001, the Company recorded restructuring and other charges of $21,000 related to streamlining certain corporate and divisional operations, exiting three dress shirt manufacturing facilities and liquidating related dress shirt inventories.

The cost components of the charges are as follows:

Termination benefits for approximately 1,200 employees	$ 8,900
Inventory liquidations included in cost of goods sold	5,400
Lease terminations and other exit obligations	5,200
Asset write-offs	1,500
	$ 21,000

Other than inventory liquidations which were charged to cost of goods sold, all of the charges are included in selling, general and administrative expenses.

During 2001, the Company charged approximately $9,900 to this reserve, of which $5,400 related to inventory liquidations. As of February 3, 2002, approximately $11,100 remains in this reserve.

SEGMENT DATA

The Company manages and analyzes its operating results by its two vertically integrated business segments: (i) Apparel and (ii) Footwear and Related Products. In identifying its reportable segments, the Company evaluated its operating divisions and product offerings. The Company aggregates the results of its apparel divisions into the Apparel segment, which derives revenues from marketing dress shirts, sportswear and accessories, principally under the brand names Van Heusen, Izod, Geoffrey Beene, DKNY, Arrow and Kenneth Cole. The Company's footwear business has been identified as the Footwear and Related Products segment. This segment derives revenues from marketing casual footwear, apparel and accessories under the Bass brand name.

Sales for both segments occur principally in the United States.

	2001	2000	1999
Net Sales			
Apparel	$ 1,061,412	$ 1,071,029	$ 885,792
Footwear and Related Products	370,480	384,519	385,698
Total Net Sales	$ 1,431,892	$ 1,455,548	$ 1,271,490
Operating Income			
Apparel[1]	$ 44,990	$ 74,935	$ 55,626
Footwear and Related Products[1]	19,525	17,753	18,687
Total Operating Income[1]	64,515	92,688	74,313
Corporate Expenses	(23,376)	(22,151)	(26,003)
Interest Expense, net	(24,451)	(22,322)	(22,430)
Income Before Taxes	$ 16,688	$ 48,215	$ 25,880
Identifiable Assets			
Apparel	$ 376,747	$ 430,868	$ 313,020
Footwear and Related Products	121,734	122,180	122,400
Corporate	210,452	171,316	238,328
	$ 708,933	$ 724,364	$ 673,748
Depreciation and Amortization			
Apparel	$ 18,034	$ 13,258	$ 11,846
Footwear and Related Products	6,049	5,370	6,325
Corporate	1,651	1,423	1,246
	$ 25,734	$ 20,051	$ 19,417
Identifiable Capital Expenditures			
Apparel	$ 21,122	$ 20,041	$ 20,380
Footwear and Related Products	9,416	10,147	8,383
Corporate	2,868	1,710	2,528
	$ 33,406	$ 31,898	$ 31,291

[1] Operating income in 2001 includes $21,000 of restructuring and other charges, of which $19,000 relates to the Apparel segment and $2,000 relates to the Footwear and Related Products segment.

OTHER COMMENTS

One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 2001, 2000 and 1999, the Company purchased approximately $2,681, $2,834 and $13,429, respectively, of products from TAL Apparel Limited and certain related companies.

The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

During each of 2001, 2000 and 1999, the Company paid four $0.0375 per share cash dividends on its common stock.

Selected Quarterly Financial Data – Unaudited

(in thousands, except per share data)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	2000	2001	2000	2001	2000	2001[1]	2000[2]
Net sales	$366,923	$310,310	$334,378	$327,832	$405,002	$443,374	$325,589	$374,032
Gross profit	121,708	106,243	119,784	116,101	143,754	149,732	120,984	133,296
Net income (loss)	564	(1,911)	6,974	6,009	12,607	19,440	(9,465)	6,562
Basic net income (loss) per share	0.02	(0.07)	0.25	0.22	0.46	0.71	(0.34)	0.24
Diluted net income (loss) per share	0.02	(0.07)	0.25	0.22	0.45	0.71	(0.34)	0.24
Price range of common stock per share								
High	17.00	8.31	18.74	10.50	14.87	12.25	13.00	14.07
Low	12.70	5.81	11.70	7.50	8.32	8.38	8.45	11.00

[1] The fourth quarter of 2001 includes restructuring and other charges of $21,000.
[2] The fourth quarter of 2000 includes 14 weeks of operations.

Report of Ernst & Young LLP, Independent Auditors

To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation

We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of February 3, 2002 and February 4, 2001, and the related consolidated income statements, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at February 3, 2002 and February 4, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
March 4, 2002

Management's Report on Responsibility for Financial Reporting

Management of the Company has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements have been prepared by management in conformity with accounting principles generally accepted in the United States. The financial statements include some amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal accounting controls designed to provide management with reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. Further, because of inherent limitations in any system of internal control, errors or irregularities may occur and not be detected. Nevertheless, management believes that a high level of internal accounting control is maintained by the Company through the selection and training of qualified personnel, the establishment and communication of accounting and business policies, and its internal audit program.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have complete access to the Audit Committee.

BRUCE J. KLATSKY
Chairman and Chief Executive Officer

EMANUEL CHIRICO
Executive Vice President and Chief Financial Officer

Ten Year Financial Summary (in thousands, except per share data, percents and ratios)

	2001[1]	2000[2]	1999	1998
Summary of Operations				
Net sales				
Apparel	$ 1,061,412	$ 1,071,029	$ 885,792	$ 896,863
Footwear and Related Products	370,480	384,519	385,698	406,222
	1,431,892	1,455,548	1,271,490	1,303,085
Cost of goods sold and expenses	1,390,753	1,385,011	1,223,180	1,259,600
Income (loss) before interest, taxes and extraordinary item	41,139	70,537	48,310	43,485
Interest expense, net	24,451	22,322	22,430	26,112
Income tax expense (benefit)	6,008	18,115	9,007	4,486
Income (loss) before extraordinary item	10,680	30,100	16,873	12,887
Extraordinary loss, net of tax				(1,060)
Net income (loss)	$ 10,680	$ 30,100	$ 16,873	$ 11,827
Per Share Statistics				
Basic Earnings Per Share:				
Before extraordinary item	$ 0.39	$ 1.10	$ 0.62	$ 0.47
Extraordinary loss				(0.04)
Net income (loss)	$ 0.39	$ 1.10	$ 0.62	$ 0.43
Diluted Earnings Per Share:				
Before extraordinary item	$ 0.38	$ 1.10	$ 0.62	$ 0.47
Extraordinary loss				(0.04)
Net income (loss)	$ 0.38	$ 1.10	$ 0.62	$ 0.43
Dividends paid per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Stockholders' equity per share	9.62	9.80	8.86	8.39
Financial Position				
Current assets	$ 405,300	$ 436,381	$ 425,970	$ 368,017
Current liabilities	114,358	138,095	124,580	132,686
Working capital	290,942	298,286	301,390	235,331
Total assets	708,933	724,364	673,748	674,313
Long-term debt	248,935	248,851	248,784	248,723
Stockholders' equity	265,727	268,561	241,685	228,888
Other Statistics				
Total debt to total capital[6]	48.4%	48.1%	50.7%	54.0%
Net debt to net capital[7]	43.6%	46.0%	38.9%	53.0%
Current ratio	3.5	3.2	3.4	2.8
Average shares outstanding	27,595	27,305	27,289	27,218

(1) 2001 includes pre-tax charges of $21,000 for restructuring and other expenses.
(2) 2000 and 1996 include 53 weeks of operations.
(3) 1997 includes pre-tax charges of $132,700 for restructuring and other expenses.
(4) 1995 includes pre-tax charges of $27,000 for restructuring and other expenses.
(5) 1994 includes pre-tax charges of $7,000 for restructuring and other expenses.
(6) Total capital equals interest-bearing debt and stockholders' equity.
(7) Net debt and net capital are total debt and total capital reduced by cash.

1997[3]	1996[2]	1995[4]	1994[5]	1993	1992
$ 911,047	$ 897,370	$ 1,006,701	$ 812,993	$ 757,452	$ 709,361
438,960	462,223	457,427	442,473	394,942	333,204
1,350,007	1,359,593	1,464,128	1,255,466	1,152,394	1,042,565
1,437,160	1,311,855	1,443,555	1,205,764	1,072,083	972,357
(87,153)	47,738	20,573	49,702	80,311	70,208
20,672	23,164	23,199	12,793	16,679	15,727
(41,246)	6,044	(2,920)	6,894	20,380	16,600
(66,579)	18,530	294	30,015	43,252	37,881
				(11,394)	
$ (66,579)	$ 18,530	$ 294	$ 30,015	$ 31,858	$ 37,881
$ (2.46)	$ 0.69	$ 0.01	$ 1.13	$ 1.66	$ 1.50
				(0.44)	
$ (2.46)	$ 0.69	$ 0.01	$ 1.13	$ 1.22	$ 1.50
$ (2.46)	$ 0.68	$ 0.01	$ 1.11	$ 1.60	$ 1.42
				(0.42)	
$ (2.46)	$ 0.68	$ 0.01	$ 1.11	$ 1.18	$ 1.42
$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
8.11	10.73	10.20	10.35	9.33	8.14
$ 385,018	$ 362,958	$ 444,664	$ 429,670	$ 418,702	$ 410,522
133,335	122,266	183,126	114,033	109,156	115,208
251,683	240,692	261,538	315,637	309,546	295,314
660,459	657,436	749,055	596,284	554,771	517,362
241,004	189,398	229,548	169,679	169,934	170,235
220,305	290,158	275,292	275,460	246,799	211,413
53.0%	43.1%	52.3%	38.2%	40.8%	46.8%
51.8%	41.7%	50.8%	24.5%	29.3%	34.0%
2.9	3.0	2.4	3.8	3.8	3.6
27,108	27,004	26,726	26,563	26,142	23,766

Directors

*Bruce J. Klatsky**
Chairman and Chief Executive Officer of the Company
Director since 1985

*Mark Weber**
President and Chief Operating Officer of the Company
Director since 1998

Edward H. Cohen,***
Counsel, Katten Muchin Zavis Rosenman, a law firm; Director, Franklin Electronic Publishers, Inc., Levcor International, Inc., Merrimac Industries, Inc. and Voice Powered Technology International, Inc.
Director since 1987

Joseph B. Fuller
Chief Executive Officer, Monitor Company, a management consulting firm; Director, Merrimac Industries, Inc.
Director since 1991

Joel H. Goldberg
President, Career Consultants, Inc., an organizational consulting firm; Director, Hampshire Group, Limited and Merrimac Industries, Inc.
Director since 1997

*Marc Grosman****
Chief Executive Officer, Marc Laurent SA, a European menswear retailer d/b/a CELIO; Director, Aigle SA
Director since 1997

*Dennis F. Hightower**,****
Retired Business Executive; Director, BriteSmile, Inc., The Gillette Company, Northwest Airlines Corporation, PanAmSat Corporation and The TJX Companies, Inc.
Director since 1997

*Maria Elena Lagomasino****
Chairman and Chief Executive Officer, J.P. Morgan Private Bank; Director, Avon Products, Inc.
Director since 1993

Harry N.S. Lee
Managing Director, TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong
Director since 1995

*Bruce Maggin***
Principal, The H.A.M. Media Group, LLC, a media investment company, and Chief Executive Officer, TDN Inc., a marketer of interactive television advertising, d/b/a atTV Media, Inc.; Director, MindArrow Systems, Inc.
Director since 1987

Peter J. Solomon
Chairman, Peter J. Solomon Company Limited, an investment bank; Director, BKF Capital Group, Inc., Monro Muffler Brake, Inc. and Office Depot, Inc.
Director since 1987

* Member, Executive Committee
** Member, Audit Committee
*** Member, Compensation and Nominating Committees

Directors Emeritus

Estelle Ellis
Ellis E. Meredith
Steven L. Osterweis
William S. Scolnick

Corporate Officers and Senior Executives

CORPORATE OFFICERS

Bruce J. Klatsky
Chairman and Chief Executive Officer

Mark Weber
President and Chief Operating Officer

Emanuel Chirico
Executive Vice President and
Chief Financial Officer

Allen E. Sirkin
Vice Chairman-Dress Shirts

Francis K. Duane
Vice Chairman-Sportswear

Diane Sullivan
Vice Chairman-Footwear

Vincent A. Russo
Vice President and Controller

Mark D. Fischer
Vice President, General Counsel
and Secretary

Pamela N. Hootkin
Vice President, Treasurer and
Investor Relations

Eugene O. Kessler
Vice President, Human Resources

OTHER INFORMATION

The 2002 Annual Meeting of Stockholders of Phillips-Van Heusen Corporation will be held at The Graduate Center - City University of New York, 365 Fifth Avenue, Elebash Recital Hall, First Floor, New York, New York on Tuesday, June 11, 2002 at 10:00 a.m.

The Company's 10-K for the year ended February 3, 2002, as filed with the Securities and Exchange Commission, is available to Stockholders.

The Company's quarterly earnings releases are posted on the Company's corporate web site. Requests for copies of the 10-K and quarterly earnings releases can be made on the Company's corporate web site or can be directed to the attention of the Treasurer at the Company's principal office:

Phillips-Van Heusen Corporation
200 Madison Avenue
New York, NY 10016-3903
(212) 381-3500

SENIOR EXECUTIVES

PVH Dress Shirt Group

Ellen Constantinides
President and Chief Operating Officer

Albert V. Moretti
President-Designer Group

Lee H. Terrill
President-Van Heusen & Arrow

PVH Sportswear Group

Malcolm Robinson
President

PVH Footwear Group

John F. Walsh
President and Chief Operating Officer

Scott H. Orenstein
President-G.H. Bass Retail

Geoffrey Beene Retail

Margaret P. Lachance
President

Izod Retail / Van Heusen Retail

Michael Zaccaro
Group President

PVH Logistics

Arthur R. Heffner
Group Executive Vice President
Logistics Services

Jon D. Peters
Group Executive Vice President
Chief Information Officer

Theodore Sattler
Group Executive Vice President
Foreign Operations

Michael Shaffer
Senior Vice President
Retail Operations

STOCK EXCHANGE

The Company's common stock is listed on the New York Stock Exchange. The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

COMMON STOCK TRANSFER AGENT AND REGISTRAR

The Bank of New York
1-800-524-4458

Address Stockholders Inquiries to:
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286

E-Mail Address:
Shareowner-svcs@bankofny.com
The Bank of New York's Stock Transfer
Web Site: http://stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department-11 W
P.O. Box 11002
Church Street Station
New York, NY 10286

As of April 2, 2002, there were 1,157 holders of record of the Company's common stock

EMPLOYEES

The Company has approximately 9,000 employees.

CORPORATE WEB SITE

www.pvh.com

BRAND WEB SITES

www.ghbass.com
www.izod.com
www.vanheusen.com

PHILLIPS–VAN HEUSEN CORPORATION 200 Madison Avenue, New York, New York 10016-3903 pv